UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

                 REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A - 16 OR 15D - 16 OF
THE SECURITIES EXCHANGE ACT OF 1934

01 April, 2010

Commission File No. 001-32846
                ____________________________

CRH public limited company

(Translation of registrant's name into English)

               ____________________________

Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

              ____________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X     Form 40-F___

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(1):_________

Indicate by check mark if the  registrant  is submitting the Form 6-K in paper as permitted by

Regulation S-T Rule 101(b)(7):________

Enclosure: CRH plc Annual Report & Scrip Dividend

CRH plc (the "Company")

1st April
2010

Re: Annual Report 2009, Chairman's letter to Ordinary Shareholders and Notice of Annual General Meeting, letter to shareholders in relation to Scrip Dividend Offer and scrip entitlement/proxy form

Copies of the above documents have been submitted to the Irish Stock Exchange and the UK Listing Authority. The documents will shortly be available for inspection at:

Companies Announcement Office
The Irish Stock Exchange
28 Anglesea Street
Dublin 2
Tel. no. + 353 1 677 8808

Document Viewing Facility
UK Listing Authority
Financial Services Authority
25 The North Colonnade
Canary Wharf
London E14 5HS
Tel. no. + 44 20 7066 1000

(Documents will usually be available for inspection within six normal business hours of this notice being given).

The Annual Report is available on the Company's website,
www.crh.com
.

Enquiries

Contact
Neil Colgan
Company Secretary
Tel: 00 3531 6344340

___

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date      01 April,  2010

                                                                                                                                                                                                                                                   By: ___/s/Glenn Culpepper___

G. Culpepper
                                                        Finance Director